3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

June 16, 2011	TSX.V SYMBOL – PL; OTCBB and OTCQB SYMBOL -- PALTF

Pan American Lithium Corp. Announces Closing of Non-brokered Private Placement

TUCSON, Ariz, June 16, 2011 - Pan American Lithium Corp. (TSX-V:PL) (OTCQB:PALTF) (the “Company”) is pleased to announce in furtherance to its News Release dated May 2, 2011 and May 10, 2011, it has completed a non-brokered private placement (the “Offering”) of 4,076,667 (the ”Units”) at $0.15 per Unit. Each Unit consists of one common share in the capital of the Company (each, a “Common Share”) and one common share purchase warrant (each, a “Warrant”) entitling the purchaser to acquire one additional Common Share at an exercise price of $0.25 per Common Share until June 16, 2013.

In connection with the Offering, the Company paid a cash finder’s fee of $39,650.00 and issued 267,666 warrants (each, a “Finder’s Warrants”). Each Finder’s Warrants entitles the finder to acquire one additional Common Share at an exercise price of $0.25 per Common Share until June 16, 2013.

All of the securities issued by the Company in connection with the Offering are subject to a hold period expiring on October 17, 2011, except for two US investors whose securities are subject to an additional restrictive legend that expires in accordance with applicable US securities laws.

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.

“Andrew Brodkey”
Andrew A. Brodkey
President and CEO
520.989.0031

For further information contact:
Jodi Henderson

Corporate Secretary
Tel: 520-989-0032

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.